UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JENSYN ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

476328102

(CUSIP Number)

Jeffrey J. Raymond, 800 West Main Street, Suite 204, Freehold, New Jersey 07728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 476328102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jensyn Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D/A

CUSIP No. 476328102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey J. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) [ ] (d) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,398
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 104,398
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,398
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 476328102	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rebecca Irish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,398
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,398
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,398
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 476328102	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph J. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,398
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,398
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,398
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 476328102	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Underwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,398
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,398
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,398
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 2016 (the “Original Schedule 13D”) with respect to the common stock, $.0001 par value per share (the “Common Stock”), of Jensyn Acquisition Corp. (the “Issuer”). Capitalized terms used herein ad not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Item 5 as set forth below and constitutes an “exit filing” with respect to the Reporting Persons.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)

The responses of the Reporting Persons in Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, Jensyn Capital, LLC owns no shares of Common Stock, Jeffrey J. Raymond owns 104,398 shares of Common Stock representing approximately 2.0% of the outstanding Common Stock, Rebecca Irish owns 114,398 shares of Common Stock representing approximately 2.2% of the outstanding Common Stock, Joseph Raymond owns 114,398 shares of Common Stock representing approximately 2.2% of the outstanding Common Stock, and Peter Underwood owns 114,398 shares of Common Stock representing approximately 2.2% of the outstanding Common Stock. All percentages set forth herein are based on a total of 5,169,500 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

(c)	The following sets forth all transactions in the Common Stock affected by each of the Reporting Persons since the filing of the Original Schedule 13D:

Jensyn Capital, LLC

Date	No. of Shares		Price

4-12-16	550,000	(1)	-0-

5-13-16	27,500	(1)	-0-

12-2-16	27,500	(1)	-0-

(1)	Represents liquidating distribution to certain members of Jensyn Capital, LLC (none of whom is a Reporting Person).

Jeffrey J. Raymond

Date	No. of Shares		Price

4-17-16	36,562	(1)	-0-

7-25-16	17,551	(2)	-0-

11-10-16	1,000	(3)	-0-

Rebecca Irish

Date	No. of Shares		Price

4-17-16	36,562	(1)	-0-

7-25-16	17,551	(2)	-0-

11-10-16	1,000	(3)	-0-

Page 7 of 9 Pages

Joseph Raymond

Date	No. of Shares		Price

4-17-16	36,563	(1)	-0-

7-25-16	17,551	(2)	-0-

11-10-16	1,000	(3)	-0-

Peter Underwood

Date	No. of Shares		Price

4-17-16	36,563	(1)	-0-

7-25-16	17,551	(2)	-0-

11.10.16	1,000	(3)	-0-

(1)	Represents shares forfeited to Issuer as a result of non-exercise of underwriter’s over-allotment option.

(2)	Represents shares transferred to investors in private placement of Jensyn Capital, LLC and their assignees for no additional consideration.

(3)	Represents shares transferred to a director of Issuer for no consideration.

(e)	April 12, 2016.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 22, 2017

JENSYN CAPITAL, LLC

	By:	/s/ Jeffrey J. Raymond

	Name:	Jeffrey J. Raymond

/s/ Jeffrey J. Raymond

/s/ Rebecca Irish

/s/ Joseph J. Raymond

/s/ Peter Underwood

Page 9 of 9 Pages